Exhibit 99.1

ENTRÉE GOLD PROVIDES EXPLORATION UPDATE ON U.S. PROPERTIES

VANCOUVER, Oct. 14 /CNW/ - Further to the news release of September 22, 2010 detailing exploration on its Yerington area projects, Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") provides an exploration update on its other properties located in the historically productive areas of the southwestern U.S., where it is applying advanced exploration techniques as a key part of its search for buried porphyry-style copper-gold targets.

The work in New Mexico and Arizona reflects Entrée's two-pronged strategy that builds on its flagship Lookout Hill joint venture in Mongolia along with other exploration projects in important mineral districts in the Americas. The southwestern U.S. has been the most productive copper region in North America, but since the late 1980s exploration activity has decreased significantly.

Recent increases in copper and gold prices have sparked renewed interest in this region.   This has created an opportunity to apply new exploration methods and technology in the search for concealed deposits. Three of Entrée's projects in Arizona and New Mexico were generated under agreements with Empirical Discovery LLC ("Empirical"), a private Denver-based group. Empirical has developed proprietary processing and interpretive software to generate targets from regional geophysical databases. Entrée has leveraged this knowledge, along with the expertise of its technical team, to discover a new copper-gold porphyry system peripheral to the historic Lordsburg mining camp in New Mexico.  It is important to note that this discovery was found in an area previously known only for vein style mineralization.

Greg Crowe, Entrée's President and CEO commented, "Utilization of Empirical's proprietary software, in combination with the drill testing of several targets generated since 2007, has helped refine our target selection criteria.  Success at Lordsburg has aided us in identifying highly prospective untested areas, such as Bisbee and Oak Grove.  These sites are a key focus of our future exploration activities in the U.S. We are continuing to expand our policy of accumulating significant copper and gold inventories as well as growing those inventories organically through selective and successful exploration efforts."

Lordsburg, New Mexico

Evaluation of the Lordsburg porphyry copper-gold discovery (see News Releases dated January 15, 2009 and October 8, 2009) continues, with permitting of additional drill sites in process. This discovery, within 3 kilometres of the centre of the historic Lordsburg mining camp which has been intermittently active for over 100 years, validates the exploration methodology being used by Entrée and Empirical.  To date Entrée has completed 12 holes on the property, confirming near-surface mineralization over an area of 600 x 600 metres.  Grades in several holes (e.g. EG-09-12, 96 metres grading 0.25% copper and 0.15 g/t gold, or 0.35% copper equivalent) are similar to those of a number of producing mines in the region.

Oak Grove, New Mexico

Surface use agreements for the Oak Grove property located 45 kilometres northeast of Lordsburg, and 6 kilometres southeast of the Tyrone Mine operations of Freeport-McMoran are nearly complete. The target is a buried 5 x 5 kilometre magnetic high which resembles the signature of several known porphyry copper orebodies in the region.  Once access is obtained, Entrée plans to carry out several lines of induced polarization (IP) geophysics to guide selection of targets for initial drill testing. The property reportedly has not been previously drill tested.

Bisbee, Arizona

Environmental permits for the planned drilling at Bisbee have been received and drilling is expected to commence in the final quarter of 2010.  The target is a well-defined magnetic low/chargeability high geophysical feature measuring 3 x 2 kilometres located 6 kilometres from the past-producing Lavender pit at Bisbee along a prominent north-northeast structural trend. The Lavender pit was the major producer in the Bisbee camp (past production of more than 7 billion pounds copper), which was the cornerstone of the Phelps Dodge mining company - now Freeport McMoran.

Meadow Valley, Arizona

This property was acquired through the merger with PacMag Metals and is located in the prolific southern Arizona copper district. Current and past producers include Morenci, Sierrita, Mission and Twin Buttes as well as new or potential producers at Safford and Rosemont. The property is located 30 km south of the Rosemont deposit of Augusta Resources where published NI 43-101 Proven and Probable reserves totaling 546 million tonnes grading 0.45% Cu and 0.015% Mo have been defined to support a 20 year mining operation with first production planned in 2012.

The Meadow Valley project consists of 50 claims covering a zone of reported copper mineralization drilled by a private group in the 1970s. Specific details of this drilling are unavailable, but recently completed IP surveying over the core area has confirmed a strong chargeability anomaly coincident with the area of previous drilling and surface mineralization.  Entrée is assessing the data from Meadow Valley in order to plan a 2011 exploration program.

Rainbow Canyon, Nevada (Gold)

The Rainbow Canyon property is located 40 kilometres east of Reno, Nevada in an area of excellent infrastructure.  PacMag Metals staked the ground in 2009 to cover an extensive area of historical workings which yield anomalous gold values. The setting and mineralization as evidenced by outcrops and dump material is low sulphidation epithermal gold veins hosted within volcanic rocks of the Walker Lane Trend, which contains the past-producing Comstock, Goldfields and Paradise Peak precious metal camps.  Surface sampling by PacMag yielded numerous strongly anomalous gold results, including four samples assaying greater than 10 g/t gold from a total of 44 samples collected.

Entrée is currently evaluating how best to advance the property, either through internally-funded exploration or in partnership with a gold-focused group.

Sentinel, North Dakota (Uranium)

The Sentinel uranium project is located approximately 50 kilometres southwest of the city of Dickinson, North Dakota. The project consists of a mineral lease of approximately 2,100 hectares which includes the Church uranium deposit, and two nearby non-contiguous prospecting permits covering approximately 1,160 hectares. Entrée acquired the project as part of the PacMag acquisition in June 2010.

Near-surface uranium mineralization occurs in multiple stacked shallow-dipping beds of lignite (brown coal). The main concentration is in the "21" unit, which is widespread and ranges in thickness from 0.6 to 1.2 metres. Drilling at a nominal 100 x 100 metre spacing has defined an initial JORC-compliant resource which is open to expansion.

Uranium is not one of Entree's main commodity foci, and the Company is looking to joint venture or sell the project to a uranium-focused group.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée's Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company's flagship Lookout Hill property in Mongolia completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset in Nevada is the Ann Mason property, which contains an inferred mineral resource and considerable potential for additional targets.   Entrée optioned two contiguous properties to Ann Mason, Blackjack and Roulette, through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  With a treasury of approximately C$23 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This News Release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the extent and timing of its drilling and exploration programs, the successful completion of surface access agreements, its exploration results, the potential for financing its activities and its desire to seek joint venture partners with respect to certain properties. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors are described in the Company's Annual Information Form for the financial year ended December 31, 2009, dated March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:
Monica Hamm - Manager, Investor Relations

Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330

E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 18:47e 14-OCT-10